UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

BLACKROCK MULTI-STRATEGY HEDGE OPPORTUNITIES LLC
(Name of Subject Company (Issuer))

BLACKROCK MULTI-STRATEGY HEDGE OPPORTUNITIES LLC
(Name of Filing Person(s) (Issuer))

UNITS OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Howard P. Berkowitz
Managing Director
BlackRock Investment Management, LLC
55 East 52nd Street, 25th Floor
New York, New York 10055
Tel. 1-877-GPC-ROCK

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, NY 10036-6522

September 20, 2007
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $426,699.46(a)	Amount of Filing Fee: $596.40(b)

(a)	Calculated as the estimated aggregate maximum purchase price for Units.

(b)	Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $596.40
Form or Registration No.:  Schedule TO, Registration No. 005-80656
Filing Party:  BlackRock Multi-Strategy Hedge Opportunities LLC
Date Filed:  September 20, 2007

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 20, 2007 by BlackRock Multi-Strategy Hedge Opportunities LLC (the “Company”) in connection with an offer by the Company to purchase up to 15% of its outstanding Units from the members of the Company on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit B to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, New York time, on October 25, 2007.

2.
6,806,960 Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for repurchase by the Company in accordance with the terms of the Offer.

3.	The Valuation Date for the Units tendered was December 31, 2007.

4.
Payment of the repurchase price was made in the form of a promissory note issued to each member whose tendered Units were accepted for repurchase by the Company. On or about February 14, 2008, the Company paid such members $8,109,131 collectively, representing the cumulative amount payable under the promissory notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BLACKROCK MULTI-STRATEGY HEDGE OPPORTUNITIES LLC

BY:	/s/ Donald C. Burke
Name:	Donald C. Burke
Title:	President and Chief Executive Officer

Date: March 14, 2008